A+P
6-10-2003

03015815

UF6-5-03

NITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 30 2003 SECTION

SEC FILE NUMBER
8-45259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LM Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Daley, Jr. — 410-454-2935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

250 West Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Daley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LM Financial Partners, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LM FINANCIAL PARTNERS, INC.
(a wholly-owned subsidiary of Legg Mason, Inc.)

March 31, 2003

STATEMENT OF FINANCIAL CONDITION

LM FINANCIAL PARTNERS, INC.
(a wholly-owned subsidiary of Legg Mason, Inc.)
TABLE OF CONTENTS

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of
LM Financial Partners, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of LM Financial Partners, Inc. (the "Company") at March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 1, 2003

LM FINANCIAL PARTNERS, INC.
(a wholly-owned subsidiary of Legg Mason, Inc.)
STATEMENT OF FINANCIAL CONDITION
March 31, 2003

Assets	
Cash equivalents	$ 4,237,586
Net deferred tax asset	54,783
Prepaid expenses	12,087
Total Assets	**$ 4,304,456**
Liabilities and Stockholder's Equity	
Liabilities	
Payable to Parent and affiliate	$ 737,911
Taxes payable	102,822
Accrued expenses	29,777
Total Liabilities	870,510
Stockholder's equity	
Common stock, no par value; authorized 5,000 shares; issued and outstanding 100 shares	200,000
Additional paid-in capital	1,950,000
Retained earnings	1,283,946
Total Stockholder's Equity	3,433,946
Total Liabilities and Stockholder's Equity	**$ 4,304,456**

See accompanying notes to statement of financial condition

LM FINANCIAL PARTNERS, INC.
(a wholly-owned subsidiary of Legg Mason, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
LM Financial Partners, Inc. (the "Company"), is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Legg Mason, Inc. (the "Parent").

The Company previously offered third-party bank-based brokerage services to clients through unaffiliated financial institutions. In September 2002, the Company sold substantially all of the account relationships of its bank brokerage business to a third party. Two account relationships, which were not part of the sale, were transferred to Legg Mason Wood Walker, Incorporated ("LMWW"), which is also a subsidiary of the Parent. The Company has discontinued offering its bank-based brokerage services, and, accordingly, the assets and liabilities of that business are presented as discontinued operations in the statement of financial condition.

Use of Estimates
The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the statement of financial condition and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the statement of financial condition.

Cash Equivalents
Cash equivalents consist of shares in a money market fund managed by an affiliate of the Company. The carrying amount of cash equivalents approximates fair value.

Fair Value of Financial Instruments
All of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Related Party Transactions
With regard to discontinued operations, LMWW carried all customer accounts, executed and cleared all securities transactions for the Company on a fully-disclosed basis, and provided certain administrative support to the Company. The Company participated in the bonus and defined contribution plans of its Parent and affiliate and was allocated $26,527 of expenses for the year ended March 31, 2003, based on a percentage of earnings before income taxes. The intercompany balance resulting from this relationship is non-interest bearing.

2. Income Taxes

The Company files a consolidated federal income tax return with the Parent and files separate state income tax returns. The Company's allocable share of federal income taxes and its separate state income taxes from continuing operations are recorded as a provision for income taxes payable. The provision for federal income taxes was determined as if the Company filed a separate return.

At March 31, 2003, the Company reported a net deferred tax asset resulting from discontinued operations of $54,783.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At March 31, 2003, the Company had net capital, as defined, of $3,282,324, which exceeded required net capital by $3,032,324.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption. LMWW carries all customers' accounts and clears all securities transactions for the Company on a fully-disclosed basis. The Company promptly transmits all customer funds and securities to LMWW on a timely basis.